UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 13, 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

3Q14

Investor Relations

QUARTERLY REPORT

Consolidated Information and Earnings (Unaudited)

This report contains the operating and financial performance of Oi S.A. and its direct and indirect subsidiaries for the third quarter of 2014.

Oi S.A. | www.oi.com.br/ir

OIBR LISTED NYSE

Results Highlights

	3Q14	3Q13	2Q14	YoY	QoQ	9M14	9M13	YoY
Oi S.A. Pro-forma
Revenue Generating Unit (‘000)
Brazil	75,035	74,873	74,895	0.2%	0.2%	75,035	74,873	0.2%
Portugal	13,125	12,944	12,940	1.4%	1.4%	13,125	12,944	1.4%

Net Revenues (R$ million)	8,842	9,263	9,024	-4.5%	-2.0%	26,939	27,161	-0.8%
Brazil	6,738	7,099	6,935	-5.1%	-2.8%	20,549	21,213	-3.1%
Portugal	1,833	1,919	1,853	-4.5%	-1.1%	5,641	5,260	7.2%
Others (1)	271	245	236	10.5%	14.9%	749	688	8.9%
EBITDA (R$ million)	3,003	3,050	2,549	-1.5%	17.8%	9,376	9,244	1.4%
EBITDA Margin (%)	34.0%	32.9%	28.3%	1.0 p.p.	5.7 p.p.	34.8%	34.0%	0.8 p.p.
Routine EBITDA (R$ million)	2,375	2,839	2,471	-16.3%	-3.9%	7,423	7,502	-1.1%
Routine EBITDA Margin (%)	26.9%	30.6%	27.4%	-3.8 p.p.	-0.5 p.p.	27.6%	27.6%	-0.1 p.p.

Net Earnings (2) (R$ million)	8	172	-221	-95.6%	-103.5%	14	310	-95.4%

Net Debt (R$ million)	47,799	30,196	46,239	58.3%	3.4%	47,799	30,196	58.3%
Available Cash (R$ million)	3,805	3,856	5,988	-1.3%	-36.5%	3,805	3,856	-1.3%
CAPEX (R$ million)	1,670	1,941	1,676	-14.0%	-0.4%	4,886	5,881	-16.9%

Note:	(1)	Other international assets, most of which were classified as held-for-sale assets on September 30, 2014, and presented on the balance sheet separately.
	(2)	2Q14 net earnings consolidate PT Portugal SGPS, S.A. (“PT Portugal”) after the capital raise concluded on May 5.

Net Revenues:

Table 1 – Breakdown of Net Revenues

	Quarter					9 Months			Weight %
R$ million	3Q14	3Q13	2Q14	YoY	QoQ	9M14	9M13	YoY	3Q14	3Q13
Total Net Revenues (Pro-forma)	8,842	9,263	9,024	-4.5%	-2.0%	26,939	27,161	-0.8%	100.0%	100.0%

Brazil	6,738	7,099	6,935	-5.1%	-2.8%	20,549	21,213	-3.1%	76.2%	76.6%

Residential	2,451	2,564	2,519	-4.4%	-2.7%	7,522	7,697	-2.3%	27.7%	27.7%
Personal Mobility	2,180	2,330	2,231	-6.4%	-2.3%	6,578	6,901	-4.7%	24.7%	25.2%
Corporate / SMEs	2,039	2,106	2,096	-3.1%	-2.7%	6,227	6,339	-1.8%	23.1%	22.7%
Other services	67	99	89	-32.6%	-24.4%	222	276	-19.6%	0.8%	1.1%

Portugal	1,833	1,919	1,853	-4.5%	-1.1%	5,641	5,260	7.2%	20.7%	20.7%

Residential	526	536	534	-1.8%	-1.4%	1,639	1,483	10.5%	6.0%	5.8%
Personal Mobility	489	516	474	-5.2%	3.2%	1,451	1,372	5.7%	5.5%	5.6%
Corporate / SMEs	550	591	577	-7.0%	-4.7%	1,741	1,667	4.4%	6.2%	6.4%
Other services	268	276	269	-2.7%	-0.2%	811	739	9.8%	3.0%	3.0%

Others	271	245	236	10.5%	14.9%	749	688	8.9%	3.1%	2.6%

In 3Q14, consolidated net revenues totaled R$ 8,842 million, down by 4.5% when compared to the 3Q13 pro-forma revenue. Total revenues from the operations in Brazil decreased 5.1% y.o.y, while revenues from the Portuguese operations dropped 4.5% y.o.y.

11/13/2014	2

BRAZIL

In 3Q14, net revenues from the Brazilian operations (“Brazil”) totaled R$ 6,738 million, a drop of 5.1% and 2.8% on annual and sequential basis, respectively. The main factors that led to a drop in revenues were: (i) reduction of network usage revenues, mainly due to the regulated cut of interconnection tariffs in mobile voice services (“MTR”); (ii) decline in the fixed-to-mobile tariffs (“VC”) in local and long-distance calls, and mobile-to-mobile long distance calls; (iii) decline in fixed line customer base; and (iv) a less favorable macroeconomic scenario. These effects were partially offset by higher data revenues and handset sales, and growth of mobility and pay TV customer base.

  Residential

	3Q14	3Q13	2Q14	YoY	QoQ	9M14	9M13	YoY
Residential
Net Revenues (R$ million)	2,451	2,564	2,519	-4.4%	-2.7%	7,522	7,697	-2.3%
Revenue Generating Units (RGU) - (‘000)	17,401	18,336	17,514	-5.1%	-0.6%	17,401	18,336	-5.1%
Fixed Line in Service	11,128	12,091	11,360	-8.0%	-2.0%	11,128	12,091	-8.0%
Fixed Broadband	5,241	5,336	5,268	-1.8%	-0.5%	5,241	5,336	-1.8%
Pay TV	1,032	909	887	13.6%	16.4%	1,032	909	13.6%
ARPU Residential (R$)	73.4	70.7	73.9	3.8%	-0.7%	73.7	69.9	5.4%

Net revenues from Residential segment totaled R$ 2,451 million in 3Q14 (-4.4% y.o.y). This performance is broadly explained by the decline in the fixed line customer base and the reduction in the fixed-to-mobile tariffs (“VCs”), partially offset by the increase in broadband and pay TV revenues.

RGUs from the Residential segment totaled 17,401 thousand in 3Q14 (-5.1% y.o.y), explained by 8.0% decline in fixed line and a 1.8% decline in broadband, partially offset by a 13.6% increase in pay TV customers.

ARPU reached R$ 73.4 in 3Q14, an improvement of 3.8% y.o.y underpinned by the focus on upselling and cross selling services and managing churn more efficiently. In effect, ARPU growth benefitted from the pick-up in pay TV gross additions with the re-launch of the commercial offer, and from the higher ARPU from fixed broadband due to higher speeds contracted by new customers combined with upselling of the current customers, underpinned by network improvements and attractive offerings designed to offer higher speeds at attractive prices.

Wireline

At the end of 3Q14, Oi had 11,128 thousand wireline customers in the Residential segment (-8.0% y.o.y) with net disconnections of 232 thousand fixed lines in 3Q14. During the last quarters, the Company has been working on the implementation of several initiatives towards the business turnaround, such as

11/13/2014	3

sales channel and commission model restructuring, redesigning of offers and credit policy, as well as, the rollout of the new field force management tool (Click), which is now in stabilization process. All these initiatives are related to the business transformation process that the company has been implementing during 2014, which naturally impacted fixed line and broadband gross adds during this period. Additionally, the field force strikes occurred in 2Q14 in some states and the fewer working days during FIFA’s World Cup had impacts on installations of both fixed line and broadband customers.

The Company’s strategy to retain wireline loss trends is based on cross selling efforts by offering bundled packages combining broadband, pay TV and mobile services, as well as plans in the Personal Mobility segment that promote fixed-to-mobile convergence. As discussed later on, the successful launch of the new TV product will be a strategic tool to strengthen Oi’s positioning in Residential segment, retaining the fixed line customers and improving the penetration of broadband, with positive impacts in ARPU and churn.

Bundled offerings, such as Oi Conta Total (“OCT”) and Oi Voz Total (“OVT”), have significant lower churn rates when compared to unbundled products.

OCT is a triple-play postpaid offer that combines wireline, broadband and postpaid mobile, and that can be combined with pay TV (quadruple-play) and mobile data packages.

OVT is a double-play offer combining wireline and prepaid mobile, that was designed to promote fixed-to-mobile convergence and increase customer loyalty. This offering already corresponds to approximately 13% of the Residential wireline base in 3Q14 and posted a 40.5% annual increase in the number of fixed lines bundled with prepaid. Additionally, the average penetration of SIM cards per OVT customer has increased 21% to 1.5 in 3Q14 from 1.3 in 3Q13. OVT also recorded a lower churn rate than the standard wireline churn rate (-1.1pp).

Broadband

In 3Q14, Oi had 5,241 thousand fixed broadband RGUs in the Residential segment, an annual decrease of 1.8%, mainly due to the impacts from the business transformation initiatives, field force strikes and FIFA’s World Cup as explained above, which have been impacting gross adds in the last quarters. In this context, the Company presented net disconnections of 26.7 thousand fixed broadband RGUs in 3Q14. On the other hand, in September 2014 the Company started to recover the gross addition levels, as a positive response from the ongoing restructuring processes and the good receptivity of the market regarding the convergent plans. In September, Oi presented net adds of circa 1.6 thousand.

It is worth to highlight that the Company was able to restore the number of installations of the broadband service after the field force workers strike in 2Q14. The Company’s efforts resulted in a 14pp climb in terms of number of installations per sales from July to September, fully normalizing the installation process.

11/13/2014	4

The penetration of Oi’s fixed broadband reached 47.1% of residences with Oi services (+3.8pp y.o.y). This is a result of the Company’s initiatives to promote improvements in customer profitability and retention, investing in the expansion and capacity of its broadband network and in customer speeds upgrade. In 3Q14, the average speed for Residential broadband RGUs increased by 15.7% y.o.y to 4.3 Mbps. Also, the share of RGUs with speeds equal to or greater than 5 Mbps and 10 Mbps improved 9.4pp y.o.y to 46.7% and 3.8pp to 21.2%, respectively.

In terms of gross additions, the contracted average speed was 4.8 Mbps (+28.0% y.o.y). Currently, around 59.6% of Oi’s gross additions have speeds equal to or greater than 5 Mbps and 23.1% have speeds equal to or greater than 10 Mbps.

Together with pay TV, broadband plays an important role in increasing the share of wallet and profitability through cross selling and upselling of bundled offerings. As a result, broadband churn rate continued to be strictly under control, reflecting the strategy to focus on improving the quality of the customer base.

Pay TV

Oi ended 3Q14 with 1,032 thousand pay TV customers (+13.6% y.o.y and 16.4% q.o.q). The robust performance of the new Oi TV relied on its differentiated value proposition supported by the SES-6 satellite and on the regional Globo HD content with very competitive prices, which has been very well received by the market. This result more than compensated the negative impacts with the base cleanup in 4Q13 and the sales deceleration related to the sales quality focus.

The new Oi TV offer is anchored on a differentiated value proposition that comprises more channels, including open HD channels, HD channels in all offers, a broad range of Globo channels (the highest number of Globo channels among the pay TV operators), new pay-per-view services and DVR. In addition, Oi is the only pay TV operator to receive Globo’s signal in 2 thousand municipalities, thus further contributing to the differentiation of Oi TV offer. The re-launch of Oi TV followed the implementation of a new TV platform using the SES-6 satellite contracted in 2013, allowing Oi to achieve an important competitive edge. SES-6 provides the greatest satellite capacity in the Brazilian market, whilst improving signal quality and coverage, therefore allowing Oi TV offer to include open channels in HD via DTH, even in entry-level packages. The additional capacity provided by the SES-6 satellite is a competitive advantage that will support Oi’s pay TV via DTH growth in the next years.

This new offer is also providing a greater upselling potential in Oi’s portfolio, driving ARPU growth and playing a strategic role in retaining and increasing the loyalty of residential customers, which translates to better performance in terms of churn rates when compared to the previous Oi TV

11/13/2014	5

platform. The new offer is presenting a healthy and sustainable growth in terms of customer base, by adding quality customers with early churn and FPD (first payment default) strictly under control.

In 3Q14, pay TV presented an increase in gross adds of 55% q.o.q. Moreover, in September, Oi TV reached the mark of around 100,000 installations. According to the most recent data released by Anatel, Oi was responsible for 27.4% of the total net additions posted by the Brazilian pay TV market in August. Among only DTH providers, Oi TV reached 46.7% of the total share of net adds, also in August. Penetration of Oi TV reached 9.3% of homes with Oi services in 3Q14, equivalent to +1.8pp y.o.y and +1.5pp q.o.q. TV service installations were not impacted by the field force strike in Bahia and in the southern region of Brazil as Oi uses different service providers.

Residential ARPU

In this quarter, Oi had approximately 61% of the homes, or 6.9 thousand homes, with more than one Oi product, which is a yearly improvement of 2.5pp. As a result of the focus on bundled offering sales, combined with the upselling initiatives, Residential ARPU continued to post positive results, closing 3Q14 at R$ 73.4 (+3.8% y.o.y). In 9M14 ARPU stood at R$ 73.7 (+5.4% y.o.y).

The Company’s focus continues to be on convergence, through the offering of multiple-play services. This initiative creates positive impacts in ARPU and in customer loyalty, as the convergent products have significant lower churn rate in comparison to unbundled services offers.

  Personal Mobility

	3Q14	3Q13	2Q14	YoY	QoQ	9M14	9M13	YoY
Personal Mobility
Net Revenues (R$ million)	2,180	2,330	2,231	-6.4%	-2.3%	6,578	6,901	-4.7%
Service	1,978	2,232	2,023	-11.4%	-2.2%	6,053	6,527	-7.3%
Customer (1)	1,646	1,679	1,698	-2.0%	-3.1%	4,998	4,871	2.6%
Network Usage	332	554	324	-40.0%	2.5%	1,056	1,656	-36.3%
Sales of handsets, sim cards and others	202	97	208	108.0%	-2.9%	525	374	40.4%
Revenue Generating Units (RGU) - (‘000)	48,976	47,337	48,618	3.5%	0.7%	48,976	47,337	3.5%
Prepaid Plans	41,990	40,676	41,801	3.2%	0.5%	41,990	40,676	3.2%
Postpaid Plans (2)	6,986	6,662	6,817	4.9%	2.5%	6,986	6,662	4.9%

Note:	(1)	Includes: subscriptions, outgoing calls, mobile long distance, roaming, data and value added services.
	(2)	Includes: high-end postpaid plans, Oi Controle, bundled mobile services (Oi Conta Total and Oi Internet Total) and 3G (mini-modem).

11/13/2014	6

Net revenues from the Personal Mobility segment totaled R$ 2,180 million in 3Q14 (-6.4% y.o.y), mainly explained by the MTR cuts, which impacted the network usage and long-distance revenues, fewer working days in July due to FIFA’s World Cup, a less favorable macroeconomic scenario, and by one-off impacts related to the RGC implantation in July. This drop was partially offset by the increase in data revenues and handset sales.

Since July 2014, the General Regulation of Consumer Rights in Telecommunications Services (RGC) came into effect, which limits the expiration of prepaid recharges to a minimum period of 30 days. Approximately 13% of Oi’s total volume of recharges used to expire in less than 30 days. Thus, the RGC negatively impacted the recharges revenues, due to the extended period to convert the expired recharges in revenues.

Customer revenues reached R$ 1,646 million this quarter, a drop of 2.0% y.o.y. This performance is primarily explained by the reduction in long-distance revenues, MTR cuts, deceleration in the volume of pre-paid recharges due to FIFA´s World Cup (less working days) and the macroeconomic deterioration.

On the other hand, the negative impacts in 3Q14 were partially compensated by the customer base expansion of 3.5% y.o.y, with emphasis on the Oi Controle growth in the postpaid segment, and the solid growth in data revenues (mobile internet and value added services), which reached R$ 500 million (+26.9% y.o.y) or 30.4% of the total customer revenues (+6.9pp y.o.y).

Revenues from network usage decreased 40.0% y.o.y to R$ 332 million, due to the regulated cut in MTRs implemented in February 2014. As from 24 February 2014, MTRs declined further to R$ 0.23275, R$ 0.23961 and R$ 0.23227 in Region I, II and III, respectively. This represented a 25% cut versus the previous level. Additionally, MTRs are expected to decline an additional 33.3% as from 24 February 2015 to R$ 0.15517, R$ 0.15974 and R$ 0.15485, respectively in Region I, II and III.

In 3Q14, the handset sales amounted to R$ 202 million (+108.0% y.o.y). This performance was underpinned by the smartphone sales increase, which reached 76% of the total sales (versus 60% in 3Q13). This sales growth was concentrated on large retailers, with positive margins (no subsidy), as a way to increase Oi’s presence on this channel and, consequently, leverage prepaid chip activation. Due to the growth of smartphone sales in the last twelve months, the 3G/4G handset penetration reached 37% of the total base in 3Q14 from 19% in 3Q13. The penetration growth of 3G/4G smartphone is a fundamental driver to stimulate ARPU, and expand penetration and data revenues in the mobility.

Oi had 48,976 thousand RGUs in the Personal Mobility segment (+3.5% y.o.y) at the end of 3Q14. Net additions totaled 1,639 thousand in the last twelve months (-7.4% y.o.y), of which 1,314 thousand were prepaid and 325 thousand were postpaid. In 3Q14, net adds reached 358 thousand, a drop of 18.8% y.o.y. The Company continued to post a stable monthly churn, a direct result of the sales quality strategy.

11/13/2014	7

At the end of 3Q14, Oi’s mobile customer base (Personal Mobility + Corporate / SMEs) totaled 51,449 thousand RGUs, 48,976 thousand of which in Personal Mobility and 2,472 thousand in Corporate / SMEs. In 3Q14, gross and net additions came to 6.4 million and 346 thousand, respectively.

Prepaid

In 3Q14, prepaid customers reached 41,990 thousand (+3.2% y.o.y and +0.5% q.o.q) with net adds of 1,314 thousand RGUs in the last twelve months. In line with Oi’s focus on cash generation and financial discipline, the Company continues to focus on prepaid, given its intrinsic characteristics of scale, low customer acquisition costs, no billing and collection costs, no bad debt and favorable impact on working capital.

Recharges continued to show positive results. However, in this quarter, there were two one-off impacts that slowed the pace of the recharges growth: FIFA’s World Cup and the adequacy to the new recharging rules of RGC. Additionally, the economy slowdown and the higher recharge levels in 3Q13 also contributed to a lower recharge growth rate in 3Q14 (+0.8% y.o.y). The average recharge ticket increased by 6.1% in 9M14 when compared to 9M13, outpacing the 3.2% annual increase in the prepaid customer base. Oi continues to encourage the increase in recharge consumption by promoting voice and data offers with daily rates and weekly/monthly packages.

The Company has concentrated its efforts on increasing the usage of voice and data of prepaid customers, especially those with an active consumption and recharge profile. The strategy is benefitted from the use of the Active Campaign Management. ACM is a tool that manages recharge campaigns through a one-to-one marketing concept, creating, executing and managing customized campaigns for prepaid and Oi Controle customers, through real time marketing messages in order to encourage customers to recharge their accounts and purchase add-on packages based on their profile, thus improving the context and relevance of the promotions.

In 3Q14, mobile internet revenues (do not consider VAS and SMS revenues) in the prepaid segment grew 94% y.o.y, maintaining its accelerated growth rate. Data volumes increased 111% y.o.y, while the share of data usage in the recharge consumption rose 80% y.o.y. VAS revenues from prepaid segment increased by 53% y.o.y. This performance was the result of increased revenues from VAS 2.0 services such as Oi Apps Club, Oi Conselheiro, Oi Saúde (M-Health) and Para Aprender (M-Education), and the profitability of traditional services such as voice mail, besides the increase of VAS sales channels.

Postpaid

In 3Q14, postpaid customers in Personal Mobility stood at 6,986 thousand (+4.9% y.o.y and +2.5% q.o.q), with 14.3% share of the Personal Mobility base. The postpaid growth has been driven by the Oi Controle plan, which posted an annual

11/13/2014	8

increase of 11.8%, reaching 41.9% of total share of Oi’s postpaid base, an increase of 2.6pp y.o.y, coupled with the continuous drop of the postpaid churn rate, mainly due to the improved quality of sales.

Oi Controle has a strategic value for the Company due to the absence of bad debt and favorable impact on working capital in line with the advantages of prepaid offers, but with a heavier consumption profile similar to postpaid. Thus, this hybrid plan presents a more attractive ARPU (circa 2.2x) and a lower churn rate compared to prepaid plans.

In this quarter, the Company launched a family of controlled plans, varying from R$ 29.90 to R$ 89 per month. These plans include unlimited on-net calls, 3G mobile data, WiFi, SMS and off-net call packages. Payment continues to be made by credit card. The offer of new controlled plans with more services aims to increase the product attractiveness and its sales, besides increasing ARPU.

In the postpaid segment, mobile internet revenue growth posted 16% in 3Q14 when compared to the same period of last year, driven by increased penetration of 3G and 4G smartphones. To continue driving data growth, Oi released in 3Q14 a new family of postpaid 4G data plans for smartphones, modems and tablets.

2G, 3G and 4G LTE coverage

Oi’s 2G coverage reached 3,377 municipalities, an annual increase of 51 new municipalities, covering 93% of the country’s urban population. In 3G, the Company expanded its coverage in 104 new municipalities (11.8% y.o.y), totaling 983 municipalities, or 77% of the Brazilian urban population. The Company has been improving its coverage and 3G network capacity in order to follow the increasing demands for data usage and seize the opportunities in the mobile data segment.

The Company also offers 4G LTE services in 45 municipalities, which represents 36% of the urban population.

Mobile ARPU

Mobile ARPU treats total mobile revenue (Personal Mobility + Corporate / SMEs) as if it were generated by a separate mobile company, i.e. including revenue from traffic between Oi’s mobile and wireline divisions (intercompany), but excluding revenue from mobile long-distance calls that belongs to the STFC license (fixed voice concession). This amount is then divided by the average customer base to calculate mobile ARPU.

In 3Q14, mobile ARPU reached R$ 17.4 (-15.0% y.o.y), impacted by the 25% cut in MTR but partially offset by the increase in data revenues and prepaid recharge volume. Excluding interconnection revenues, mobile ARPU decreased by 2.2% y.o.y.

11/13/2014	9

  Corporate / SMEs

	3Q14	3Q13	2Q14	YoY	QoQ	9M14	9M13	YoY
Corporate / SMEs
Net Revenues (R$ million)	2,039	2,106	2,096	-3.1%	-2.7%	6,227	6,339	-1.8%
Revenue Generating Units (RGU) - (‘000)	8,004	8,542	8,108	-6.3%	-1.3%	8,004	8,542	-6.3%
Fixed	4,909	5,222	4,995	-6.0%	-1.7%	4,909	5,222	-6.0%
Broadband	622	623	628	-0.1%	-0.9%	622	623	-0.1%
Mobile	2,472	2,698	2,485	-8.3%	-0.5%	2,472	2,698	-8.3%

Net revenues in the Corporate / SMEs segment totaled R$ 2,039 million (-3.1% y.o.y). This drop was chiefly due to the decline in MTR and VC tariffs, the reduction of franchises in the SMEs segment as part of the restructuring process, lower voice revenues as a result of migration to data, and the gross addition performance impacted by fewer working days in July and the field force strike in 2Q14.

Additionally, the Corporate revenues continued to be negatively impacted by lower extra-bundle revenues as a result of the customer migration to more suitable plans that include voice and data, but with a less significant impact when compared to the last two quarters. Although the Corporate / SMEs revenues presented a drop, part of the negative impacts listed above was mitigated by the good performance of IT and data revenues in the Corporate segment.

Oi ended 3Q14 with 8,004 thousand RGUs (-6.3% y.o.y) in the Corporate / SMEs segment. This performance reflected (i) the focus on sales quality along with the ongoing restructuring in the SMEs segment with a reduction in franchises, (ii) the base clean-up done in 2S13, (iii) the strategy of a more rational handset subsidy policy in the Corporate segment, and (iv) the less favorable macroeconomic scenario.

SMEs

In this quarter, the SMEs segment continued to focus on productivity through initiatives to improve the ratio gross additions / activation, generating an improvement of addition levels despite the annual decline in RGUs. This progress is explained at most by the completion of the sales channels restructure combined with the repositioning of offerings.

With productivity as the main priority in SMEs, Oi focused on the expansion of the outbound and the growth resumption in the number of franchises but, at the same time, with strict quality and financial controls. Therefore, the segment’s gross addition posted an important growth of 5% y.o.y and of 19% q.o.q in this quarter, mainly due to a considerable increase of mobile and fixed broadband gross additions as a direct result of the new bundled offerings launched in the restructuring process. The share of bundled offerings in total mobile gross additions improved from 6% in December 2013 to 36% in March 2014, 50% in June and, now, 67% in September, thus underlining the attractiveness of the convergence strategy in this segment.

11/13/2014	10

The gross additions performance, associated with the reduction in churn levels, resulted in the lowest net disconnections since 4Q12. It is worth highlighting that in 3Q14 the segment presented a 66% drop in accounts receivable overdue for more than 30 days in comparison with 3Q13, which is in line with Oi’s strategy of improving the quality of its sales and its cash flow profile.

Corporate

Oi presented an increase in data communications of 4.5% y.o.y and 1.1% q.o.q, respectively, mainly driven by networks and IP. In an annual comparison, the VPN networking accesses were 13.8% higher, while internet accesses (IP) were 30.6% and fixed digital trunking was 4.7% higher than 3Q13.

In terms of revenues, the highlight continues to be data communication and IT services. The innovative offers of Data Center, Cloud and IT combined with telecom solutions, resulted in a 25% annual growth, contributing to a higher share (+4pp y.o.y) of non-voice services revenues. Excluding FIFA’s World Cup impact, the IT revenues would have increase 14% y.o.y, still higher than the market as a whole (+9.8%).

As in SMEs, the Corporate segment also improved its accounts receivable amount in 15.8% y.o.y, reducing its turnover in 11 days when compared to 3Q13.

Lastly, Oi was the official provider of telecom and IT services of FIFA’s World Cup in the months of June and July. Oi offered data and voice communication solutions to meet FIFA’s communication and media needs in more than 70 event venues in 12 host cities. During the event, 74 terabytes of data were transported in media and computer networks provided by Oi for FIFA, of which 57 terabytes were used by approximately 20,000 accredited media professionals from 113 countries to cover the event in Brazil. The organizing committee acknowledged the high quality of the services rendered by Oi to this high profile event.

PORTUGAL

In 3Q14, revenues from Portuguese telecommunications businesses amounted to R$ 1,833 million, decreasing by 4.5% y.o.y, penalized by an unfavorable currency effect.

In local currency, total net revenues amounted to Euro 610 million, decreasing by 3.3% y.o.y, reflecting an improved performance of Residential and Corporate / SMEs revenues. Customer revenues from Portuguese telecommunications businesses decreased by 4.9% y.o.y in 3Q14.

The B2C segment, posted a decline in revenues of 2.7% in local currency, improving versus the previous quarter (-3.0% y.o.y in 2Q14). MEO posted another

11/13/2014	11

quarter of resilient performance in terms of net adds both in the Residential and Personal Mobility segments, underpinned by MxO performance, which still continued gaining momentum more than one year and half after its launch, having surpassed 3 million RGUs in October 2014.

Residential revenues amounted to R$ 526 million, down by 1.8% y.o.y. In local currency, Residential revenues amounted to Euro 175 million, decreasing by 0.5% y.o.y. MEO continued to gain share in triple-play and quadruple-play offers. As a result, fixed retail RGUs posted 31 thousand net additions in 3Q14 compared to 8 thousand in 3Q13, showing a robust performance, already seen in 2Q14. Personal Mobility revenues amounted to R$ 489 million, down by 5.2% y.o.y, while in local currency amounted to Euro 162 million, decreasing by 4.6% y.o.y, mainly impacted by lower sales and higher competitive and pricing pressure on the prepaid business.

The Corporate / SMEs segment was also penalized by competitive dynamics that are affecting pricing environment, namely on mobile services. Corporate / SMEs revenues amounted to R$ 550 million, down by 7.0% y.o.y. In local currency, Corporate / SMEs revenues decreased by 5.5% y.o.y, to Euro 183 million, improving the trend compared to previous quarters whilst maintaining a strong market position. Revenues from other services amounted to R$ 268 million, down by 2.7% y.o.y, while in local currency amounted to Euro 90 million, decreasing by 1.5% y.o.y in 3Q14, reflecting lower accesses and international traffic revenues.

  Residential

	3Q14	3Q13	2Q14	YoY	QoQ	9M14	9M13	YoY
Residential
Net Revenues (R$ million)	526	536	534	-1.8%	-1.4%	1,639	1,483	10.5%
Net Revenues (Euro million)	175	176	175	-0.5%	0.2%	528	531	-0.5%
Revenue Generating Units (RGU) - (‘000)	3,915	3,817	3,884	2.6%	0.8%	3,915	3,817	2.6%
Fixed Line in Service	1,631	1,652	1,637	-1.3%	-0.4%	1,631	1,652	-1.3%
Fixed Broadband	1,075	1,019	1,057	5.5%	1.7%	1,075	1,019	5.5%
Pay TV	1,209	1,146	1,190	5.5%	1.6%	1,209	1,146	5.5%
ARPU Residential (Euro)	32.1	31.6	31.7	1.5%	1.1%	32.1	31.6	1.5%

In 3Q14, revenues in the Residential segment amounted to Euro 175 million, decreasing by 0.5% y.o.y. As a result of the higher penetration of triple and quadruple-play offers, the contribution of non-voice services in Residential service revenues reached 68.8% (+3.2pp y.o.y) in 3Q14 whilst the weight of flat revenues stood at 91.0% (+2.0pp y.o.y).

Residential RGUs increased by 2.6% y.o.y in 3Q14, reaching 3,915 thousand, with pay TV and broadband RGUs already accounting for 58.3% of total Residential base as at the end of this quarter.

11/13/2014	12

Fixed retail customers reached 31 thousand net additions (~4x 3Q13 net adds), reflecting: (i) six thousand PSTN/ISDN net disconnections; (ii) 19 thousand pay TV net additions, and (iii) 18 thousand fixed broadband net additions, the best performance of the last six quarters.

Pay TV reached 1,209 thousand RGUs in the quarter (+5.5% y.o.y) while fixed broadband reached 1,075 thousand RGUs (+5.5% y.o.y), underpinned by PT Portugal’s bundled offers and M4O, which is still gaining momentum. Unique customers in the Residential segment reached 1,779 thousand. Triple-play customers stood at 912 thousand (+13.6% y.o.y), equivalent to 51.3% of Portugal’s Residential base, surpassing for the first time the threshold of 50%. The continued and sustainable growth of triple and quadruple-play bundles also underpinned ARPU growth of 1.5% y.o.y to Euro 32.1 and the increase of RGUs per customer from 2.09 in 3Q13 to 2.20 in 3Q14.

  Personal Mobility

	3Q14	3Q13	2Q14	YoY	QoQ	9M14	9M13	YoY
Personal Mobility
Net Revenues (R$ million)	489	516	474	-5.2%	3.2%	1,451	1,372	5.7%
Net Revenues (Euro million)	162	170	155	-4.6%	4.9%	468	491	-4.8%
Service	142	146	137	-3.3%	3.5%	411	426	-3.5%
Customer	129	137	125	-6.4%	2.6%	377	400	-5.9%
Network Usage	13	9	11	43.8%	13.9%	34	26	33.7%
Sales of handsets, sim cards and others	21	24	18	-12.9%	15.1%	57	65	-12.9%
Revenue Generating Units (RGU) - (‘000)	6,336	6,320	6,189	0.3%	2.4%	6,336	6,320	0.3%
Prepaid Plans	4,205	4,863	4,374	-13.5%	-3.9%	4,205	4,863	-13.5%
Postpaid Plans	2,132	1,457	1,815	46.3%	17.4%	2,132	1,457	46.3%

In 3Q14, Customer revenues in the Personal Mobility segment declined by 6.4% y.o.y to Euro 129 million. The weight of flat fee customer revenues increased by 13.3pp y.o.y to 49.3% underpinned by M4O and “unlimited” tariff plans performance. Network usage revenues increased 43.8% y.o.y to Euro 13 million in 3Q14, as MTRs, which declined throughout 2012, averaged out and contributed to an improvement of interconnection revenues. Personal Mobility segment ARPU declined by 3.2% y.o.y to Euro 7.6, improving when compared to 2Q14 and 1Q14 (-3.5% y.o.y and -9.2% y.o.y, respectively). The weight of non-voice revenues in service revenues stood at 38.8% in 3Q14 (+2.8pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”.

RGUs in the Personal Mobility segment, including voice and broadband customers, increased by 0.3% y.o.y and 2.4% q.o.q to 6,336 thousand in 3Q14. The Company has focused on increasing postpaid customers on the back of convergence offers. Postpaid had the best performance in the last eleven quarters and already accounts for 33.6% of the Personal Mobility customer base. This performance (316 thousand net additions in 3Q14) is anchored on the strong commercial success of M4O, which is supporting the transformation of the Portuguese mobile market by introducing convergence which allows additional differentiation, while at the same time shifts the focus from prepaid to postpaid.

11/13/2014	13

  Corporate / SMEs

	3Q14	3Q13	2Q14	YoY	QoQ	9M14	9M13	YoY
Corporate / SMEs
Net Revenues (R$ million)	550	591	577	-7.0%	-4.7%	1,741	1,667	4.4%
Net Revenues (Euro million)	183	194	189	-5.5%	-3.0%	561	597	-5.9%
Revenue Generating Units (RGU) - (‘000)	2,650	2,563	2,633	3.4%	0.6%	2,650	2,563	3.4%
Fixed	695	727	703	-4.4%	-1.1%	695	727	-4.4%
Broadband	276	258	274	7.0%	0.8%	276	258	7.0%
Pay TV	176	146	170	20.9%	3.4%	176	146	20.9%
Mobile	1,503	1,433	1,487	4.9%	1.1%	1,503	1,433	4.9%

Corporate / SMEs revenues declined by 5.5% y.o.y to Euro 183 million in 3Q14, continuing to improve the y.o.y trend, as a result of the cost cutting initiatives, lower investments in new projects of the public and private sector, and the competitiveness of the market.

Aimed at improving its share of wallet and the resilience of the business, IT, Data and Cloud remain a key focus, aimed at leveraging PT Portugal’s network and investments in technology. In this quarter, non-voice revenues from Corporate / SMEs segment represented 59.2% of the total revenues, up by 3.6pp y.o.y.

In 3Q14, the Corporate / SMEs segment presented a positive operational performance with RGUs increasing by 3.4% y.o.y and reaching 2,650 thousand, with pay TV and broadband already accounting for 39.4% (+3.7pp y.o.y) of total retail base of this segment. In 3Q14, fixed retail accesses remained broadly flat, reflecting: (i) eight thousand PSTN/ISDN net disconnections; (ii) six thousand pay TV net additions, and (iii) two thousand fixed broadband net additions.

PT Portugal has maintained a solid leadership, both in large corporate and in small and medium size businesses, anchored on its distinctive and broad products and services offering to both market segments, leveraged in its state-of-the-art network. It is worth highlighting that PT Portugal has renewed the contract with the Portuguese postal company, covering 624 stores and 45 office buildings and unified communications and collaboration solution with full deployment to 1,500 users, for a 36 months period.

11/13/2014	14

Operating Costs and Expenses

Table 2 – Breakdown of Operating Costs and Expenses

Item - R$ million	3Q14	3Q13	2Q14	YoY	QoQ	9M14	9M13	YoY
Operating Expenses (Pro-forma)
Personnel	971	966	1,015	0.5%	-4.4%	2,952	2,695	9.5%
Interconnection	797	1,054	840	-24.4%	-5.2%	2,562	3,474	-26.3%
Third-Party Services	2,038	2,086	2,025	-2.3%	0.7%	6,082	6,026	0.9%
Network Maintenance Service	533	633	485	-15.8%	9.8%	1,538	1,949	-21.1%
Handset Costs/Other (COGS)	259	209	241	24.0%	7.4%	681	634	7.4%
Marketing	244	173	230	41.4%	6.3%	625	531	17.7%
Rent and Insurance	824	630	857	30.9%	-3.8%	2,526	1,761	43.5%
Provision for Contingencies	136	202	211	-32.8%	-35.6%	493	507	-2.8%
Provision for Bad Debt	157	215	200	-27.0%	-21.5%	573	868	-34.0%
Taxes and Other Expenses (Revenues)	507	257	449	97.2%	12.9%	1,483	1,212	22.3%

Routine OPEX	6,466	6,424	6,553	0.7%	-1.3%	19,516	19,659	-0.7%

In 3Q14, consolidated routine Opex reached the amount of R$ 6,466 million, a slight growth of 0.7% y.o.y, on a pro-forma basis, despite the 6.75% inflation rate in the period and the additional costs associated with the rentals of certain assets that were sold since 2013, namely GlobeNet and fixed and mobile towers. The cost in Portugal remained stable and the impacts from the appreciation of the Real against the Euro was not significant (approximately R$ 14 million).

Additionally, the Opex has been naturally impacted by the upfront cost of the business transformation process and, specifically in this quarter, the results also reflected costs associated to the successful re-launch of the Oi TV product, which is a strategic product to revamp the performance in the Residential segment.

Personnel

Personnel costs and expenses totaled R$ 971 million in 3Q14, a slight increase of 0.5% y.o.y. This annual increase is mainly due to the collective bargaining agreement adjusted by inflation in Brazil, occurred in December 2013, which was partially offset by lower levels of headcount and overtime expenses. Considering the inflation rate of 6.75%, this performance reflects the Company’s commitment to improve productivity and reduce costs.

Interconnection

Interconnection costs totaled R$ 797 million in 3Q14 (-24.4% y.o.y). This performance was basically due to the 25% cut in MTRs in Brazil, implemented in February 2014, in addition to a lower SMS and mobile voice off-net traffic, reflecting the success of OI’s offers that promote the on-net traffic.

11/13/2014	15

Third-Party Services

In 3Q14, expenses with third-party services totaled R$ 2,038 million (-2.3% y.o.y). This decline is due to (i) reduced expenses with consulting, (ii) lower call center costs, as a result of more efficient sales processes, and (iii) lower third-party services in Portugal. The decrease in third-party costs was partially offset by higher expenses with TV content and the implementation of IT projects for the World Cup.

Network Maintenance Service

In 3Q14, the network maintenance service costs reached R$ 533 million (-15.8% y.o.y). This performance reflects the effort to improve efficiency and productivity, as well as, the focus on cost discipline.

Handset Costs/Other (COGS)

The handset costs increased by 24.0% y.o.y, having reached R$ 259 million in 3Q14. As previously explained, Oi boosted its handset sales volume through partnerships with large retailers as a strategic initiative to leverage its SIM card sales and increase the smartphone penetration on its customer base, leading the Company to post a higher volume of handset sales and a 108.2% annual growth in terms of handset revenues. Important to highlight that the company sells handset with positive margin and do not adopt subsidy strategies.

Marketing

Advertising expenses closed 3Q14 at R$ 244 million (+41.4% y.o.y). This increase was broadly explained by higher costs with media and promotions related to the FIFA’s World Cup event and the advertising campaign in connection with the re-launch of OiTV.

Rent and Insurance

In 3Q14, rent and insurance expenses reached R$ 824 million (+30.9% y.o.y). This increase is mainly due to: (i) the incremental operational leasing of network infrastructure, related to the Brazilian assets sold since 2013, including GlobeNet and mobile and fixed towers (R$ 131 million); (ii) higher expenses with the rent of satellite capacity in connection with the SES-6 satellite; and (iii) annual contractual adjustments.

Provision for Contingencies

The expenses with provision for contingencies stood at R$ 136 million (-32.8% y.o.y), as result of lower level of new claims.

Provision for Bad Debt

In 3Q14, provisions for bad debt stood at R$ 157 million (-27.0% y.o.y). This decline reflects the continuity of the initiatives to improve churn and quality of sales. In 3Q14, provisions for bad debt amounted to 1.8% of net revenue, 0.5pp lower than 3Q13 (2.3%).

11/13/2014	16

Taxes and Other Expenses (Revenues)

In 3Q14, taxes and other expenses (revenues) stood at R$ 507 million (+97.2% y.o.y). This increase is primarily explained by higher expenses with taxes, Fistel fee and material in general.

EBITDA

Table 3 – EBITDA and EBITDA Margin

	3Q14	3Q13	2Q14	YoY	QoQ	9M14	9M13	YoY
Oi S.A. Pro-forma
EBITDA (R$ Mn)	3,003	3,050	2,549	-1.5%	17.8%	9,376	9,244	1.4%
Brazil	2,134	2,139	1,719	-0.2%	24.2%	6,809	6,087	11.9%
Portugal	802	780	782	2.9%	2.7%	2,390	1,982	20.5%
Others	67	132	49	-49.0%	36.1%	177	1,175	-85.0%
EBITDA Margin (%)	34.0%	32.9%	28.3%	1.0 p.p.	5.7 p.p.	35.2%	34.3%	0.8 p.p.

Non-routine Items	-628	-211	-78	—	—	-1,953	-1,742	—

Reported OPEX	5,838	6,213	6,475	-6.0%	-9.8%	17,563	17,917	-2.0%

Routine EBITDA (R$ Mn)	2,375	2,839	2,471	-16.3%	-3.9%	7,423	7,502	-1.1%
Brazil	1,573	1,966	1,640	-20.0%	-4.1%	4,923	5,214	-5.6%
Portugal	734	797	782	-8.0%	-6.1%	2,322	2,112	10.0%
Others	69	75	49	-8.7%	39.5%	178	176	1.2%
Routine EBITDA Margin (%)	26.9%	30.6%	27.4%	-3.8 p.p.	-0.5 p.p.	27.8%	27.9%	0.0 p.p.
Brazil	23.3%	27.7%	23.7%	-4.3 p.p.	-0.3 p.p.	24.0%	24.6%	-0.6 p.p.
Portugal	40.0%	41.6%	42.2%	-1.5 p.p.	-2.1 p.p.	41.2%	40.1%	1.0 p.p.
Others	25.4%	30.8%	20.9%	-5.3 p.p.	4.5 p.p.	37.3%	39.8%	-2.5 p.p.

In 3Q14, consolidated EBITDA reached R$ 3,003 million (-1.5% y.o.y), while EBITDA from Brazil stood at R$ 2,134 million and EBITDA from the Portuguese telecommunications business reached R$ 802 million.

In Brazil, routine EBITDA amounted to R$ 1,573 million (-20.0% y.o.y), negatively impacted by lower revenues from operations (-5.1% y.o.y). EBITDA margin reached 23.3% compared to 27.7% in 3Q13. From the Portuguese telecommunications businesses, routine EBITDA totaled R$ 734 million (40.0% margin), a decrease of 8.0% y.o.y also explained by lower revenues. In local currency, routine EBITDA from Portugal reached Euro 244 million (-7.2% y.o.y).

11/13/2014	17

The non-routine Opex items accounted for R$ 628 million, mainly explained by (i) reversal of R$ 355 million related to the update on the methodology to compute the expansion plan provisions, (ii) reversal of provisions of R$ 186 million regarding the adhesion to REFIS, (iii) reversal of provisions of R$ 160 million (Euro 52 million) related to the reduction of the benefits granted to retired employees under the PT Portugal healthcare plans, and (iv) expenses of R$ 92 million (Euro 30 million) related to PT Portugal’s workforce reduction program.

Capex

Table 4 – Capex

R$ million	3Q14	3Q13	2Q14	YoY	QoQ	9M14	9M13	YoY
Capex - Pro-forma
Brazil	1,431	1,540	1,380	-7.1%	3.7%	4,018	4,736	-15.1%
Portugal	192	332	236	-42.3%	-18.7%	686	940	-27.1%
Other	47	69	60	-31.3%	-21.4%	182	204	-11.1%

Total	1,670	1,941	1,676	-14.0%	-0.4%	4,886	5,881	-16.9%

The investments made in 3Q14 reached R$ 1,670 million (-14.0% y.o.y) in consolidated basis. Capex in Brazil amounted to R$ 1,431 million (-7.1% y.o.y), while in Portugal the investments corresponded to R$ 192 million, 42.3% down in comparison to 3Q13.

In Brazil, the amount of R$ 1.139 million (79.6% of total Capex) was allocated to network, targeted at (i) expansion projects, (ii) improvement of TV infrastructure, (iii) improvement of quality and coverage expansion of 3G and 4G, (iv) IT and communication services infrastructure to FIFA World Cup, and (v) upgrade of quality and speed of broadband access.

In 3Q14, in local currency, Capex from Portugal decreased by 40.9% y.o.y to Euro 64 million and stood at 10.5% of revenues (-6.7pp y.o.y), mainly due to lower investments in IT/IS projects, following the IP transformation and consolidation of all IT applications, lower infrastructure and technology related Capex, as a result of the strong investments made in the past years, both on FTTH and 4G-LTE networks and lower customer related Capex.

Oi continues to invest in its network with a granular approach and seeking to improve the capital allocation efficiency, focusing on improving the cash flow profile of the Company.

11/13/2014	18

Operational Cash Flow (EBITDA –Capex)

Table 5 – Operational Cash Flow

R$ million	3Q14	3Q13	2Q14	YoY	QoQ	9M14	9M13	YoY
Oi S.A. - Pro-forma
Routine EBITDA	2,375	2,839	2,471	-16.3%	-3.9%	7,423	7,502	-1.1%
Capex	1,670	1,941	1,676	-14.0%	-0.4%	4,886	5,881	-16.9%

Routine Operational Cash Flow (EBITDA - Capex)	706	898	795	-21.4%	-11.2%	2,537	1,621	56.5%

In 3Q14, routine EBITDA minus Capex decreased by 21.4% y.o.y to R$ 706 million. This result was due to the lower routine EBITDA registered in this quarter, despite the 14% y.o.y decrease in the investments.

Depreciation / Amortization

In 3Q14, the Company reported depreciation and amortization expenses of R$ 1,701 million, an increase of 4.2% y.o.y. This performance is primarily explained by the amortization of the intangible assets recorded in connection with the allocation of the purchase price of the investment in PT Portugal.

Table 6 – Depreciation and Amortization

R$ million	3Q14	3Q13	2Q14	YoY	QoQ	9M14	9M13	YoY
Depreciation and Amortization Pro-forma

Total	1,701	1,632	1,598	4.2%	6.4%	5,015	4,713	6.4%

11/13/2014	19

Financial Results

Table 7 – Financial Results (Oi S.A. Consolidated)

R$ Million	3Q14	3Q13	2Q14	9M14	9M13
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	-831	-513	-711	-2,205	-1,514
Net FX result (on fin. investments and loans and financing)	-234	-191	-248	-725	-588
Other Financial Income / Expenses	-173	-114	-282	-743	-347

Net Financial Income (Expenses)	-1,238	-818	-1,241	-3,673	-2,450

Oi S.A. posted net financial expenses of R$ 1,238 million in 3Q14, an increase of 51.3% over the same quarter last year and a sequential decrease of 0.2%. It is noteworthy that the 3Q14 results include three months of net financial expenses from PT Portugal, amounting to R$ 239 million, while in 2Q14 there were only two months of PT Portugal financial expenses (R$ 203 million).

In the sequential comparison, the net interest growth of R$ 120 million was offset by the reduction of other financial expenses in the amount of R$ 109 million and the drop of net foreign exchange result in the amount of R$ 14 million. The net interest growth was chiefly due to the impact of an additional month of net interest related to Portugal Telecom, a higher CDI and a slightly greater average debt in 3Q14. The decrease in other financial expenses was explained by lower contingencies payment, reduced interest and inflation adjustment on other liabilities, and lower financial expenses in PT Portugal. Despite the exchange rate volatility in the pre-election period and higher CDI, generating negative impacts on the Company’s hedge cost, the net foreign exchange result remained stable in the quarter, reflecting the effectiveness of the Company’s hedging policy.

Net Income

Oi S.A. registered net profit of R$ 8 million in 3Q14, resulting in a net profit of R$ 14 million in 9M14. It is important to mention that this quarter result is not comparable to previous quarters due to the consolidation of PT Portugal results since May 2014.

Table 8 – Net Income (Oi S.A. Consolidated)

	3Q14	3Q13	2Q14	YoY	QoQ	9M14	9M13	YoY
Net Income
Net Earnings (R$ Mn)	8	172	-221	-95.6%	n.m.	14	310	-95.4%
Net Margin	0.1%	2.4%	-2.6%	-2.3 p.p.	n.m.	0.1%	1.5%	-1.4 p.p.
Earnings per Share (R$)	0.001	0.105	-0.026	-99.1%	n.m.	0.002	0.189	-99.1%

11/13/2014	20

Debt & Liquidity

Table 9 - Debt

R$ million	Sep/14	Sep/13	Jun/14	% Gross Debt
Debt
Short Term	5,121	5,115	7,294	9.9%
Long Term	46,484	28,938	44,933	90.1%

Total Debt	51,604	34,053	52,228	100.0%

In Local Currency	21,122	20,682	19,908	40.9%
In Foreign Currency	32,404	14,049	33,037	62.8%
Swaps	-1,921	-678	-718	-3.7%

(-) Cash	-3,805	-3,585	-5,988	-7.4%

Balance transferred to noncurrent assets for sale (1)	—	-271	—	—

(-) Cash	-3,805	-3,856	-5,988	-7.4%
(=) Net Debt	47,799	30,196	46,239	92.6%

(1)	This refers to GlobeNet cash and equivalents, which, following the agreement settled for the sale of this business, was reclassified for accounting purposes, together with other GlobeNet assets, to noncurrent assets for sale.

In 3Q14, the Company reported consolidated gross debt of R$ 51,604 million, an increase of 51.5% when compared to the same quarter of last year, once in 3Q13 PT Portugal was not yet a subsidiary of Oi S.A. and, hence, its debt was not included in the Company’s consolidated figures.

In the other hand, the consolidated gross debt presented a sequential decrease of 1.2%, explained by the payment of the Eurobond, in the amount of Euro 750 million, belonging to Oi’s subsidiary Portugal Telecom International Finance B.V. (“PTIF”).

PT Portugal contributed to R$ 18.3 billion in the consolidated gross debt, a reduction of 8.9% q.o.q. It is worth to highlight that this value includes an impact of R$ 476 million, only in accounting terms, related to the exchange rate of its debt in Euro. Considering the exchange rate of the end of 2Q14, the debt reduction of the Portuguese subsidiary would have been of 11.3%. The Brazilian subsidiaries accounted for R$ 33.3 billion of consolidated debt, an increase of 10.2% y.o.y and 3.7% q.o.q. This sequential growth was due to the withdrawal of R$ 1.3 billion of the Revolving Credit Facility in Reais to compose resources for the PTIF’s Eurobond payment, previously mentioned.

At the end of 3Q14, 60.7% of gross debt was denominated in foreign currency. Excluding PT Portugal’s debt, the foreign currency debt portion has remained broadly stable at 40.5% of the total debt (vs. 39.9% in 2Q14), with practically no exposure to currency fluctuations. The average debt maturity stood at 4.0 years in 3Q14.

11/13/2014	21

The Company ended the quarter with a cash balance of R$ 3,805 million, resulting in a net debt amount of R$ 47,779 million in 3Q14.

Table 10 – Net Debt Variation

R$ million	3Q14	3Q13	2Q14
Net Debt BoP	46,239	30,262	30,291
(-) EBITDA	2,375	1,966	2,207
(-) Non-recurring Revenues (Expenses) (1)	0	0	78
(+) Capex (2)	1,670	1,540	1,573
(+) Assets in Escrow	329	170	280
(+) Corporate Taxes	202	121	278
(+) PIS / COFINS on ICMS	53	0	0
(+) Δ Working Capital (3)	-169	-636	-587
(+) Net Financial Charges	1,187	879	934
(-) Asset Disposals	0	173	0
(-) Net cash position of assets held for sale	-83	0	0
(-) Capital Increase	0	0	7,956
(+) PT Debt	0	0	21,277
(+) RioForte Investment	0	0	2,763
(+) FX Variation	461	0	-433
(+) Other Variations	119	0	104
Net Debt EoP	47,799	30,196	46,239

(1)	Excludes asset disposals
(2)	Economic capex in the period
(3)	Includes the difference in capex disbursement and economic capex

In 3Q14, Oi’s net debt increased from R$ 46,239 million to R$ 47,799 million (+R$ 1,560 million or +3.4% q.o.q). This performance is explained by the net financial expenses increase to R$ 1,187 million and the impact of R$ 461 million from the appreciation of the Real against the Euro.

11/13/2014	22

Table 11 - Gross Debt Amortization Schedule

(R$ million)	2014	2015	2016	2017	2018	2019 onwards	Total
Schedule for the Amortization of Gross Debt
Amortization in Real	641	3,420	3,942	4,351	2,945	5,822	21,122
Amortization in Euro + swap	1,715	415	3,191	4,739	2,696	7,919	20,675
Amortization in other currencies + swap	204	1,029	825	539	467	6,743	9,807

Gross Debt Amortization	2,560	4,865	7,958	9,629	6,109	20,484	51,604

Table 12 – Breakdown of Gross Debt

R$ million
Breakdown of Gross Debt	3Q14
Int’l Capital Markets	28,441
Local Capital Markets	7,712
ECAs & Int’l Development Banks	5,483
National Development Banks	6,481
Commercial Banks	5,958
Hedge and Borrowing Costs	-2,470
Total Gross Debt	51,604

The Company has credit lines that are already contracted and available for disbursement as shown below:

•	BNDES: R$ 1.7 billion credit line linked to Capex between 2012 and 2014

•	Revolving credit lines with commercial banks:

•	R$ 4.9 billion in US$/Euro

•	R$ 200 million

•	Commercial papers: R$ 940 million in Euro

•	ECAs: R$ 701 million in US$/Euro

11/13/2014	23

Asset Disposals

Since 2012, Oi has entered into several agreements to divest non-strategic assets. The objective of these transactions is to monetize assets that are not essential to the Company’s operations, in order to increase Oi’s financial flexibility and obtain savings, once the Company will acquire the related service in more favorable financial conditions, and to add value for its shareholders.

These transactions, however, result in additional lease costs to the Company who naturally does not rely upon future revenues from these assets. On the other hand, there are savings in terms of Capex and maintenance costs related to these assets. Therefore, once each transaction is completed, the Company’s results are subject to the effects of the above-mentioned items, net of taxes. The Company estimates an impact of approximately R$ 650 million in the 2014 EBITDA due to these transactions (this amount does not include the mobile towers disposal in June 2014). In fact, the operational costs related to these disposals impacted 3Q14 EBITDA in R$ 148 million.

It is important to highlight that the cost of these transactions, between 7% and 8% (including costs, expenses, Capex and fiscal effects), is lower than the Company’s average funding costs, which demonstrates Oi’s focus on financial discipline and improvement of the cash flow profile.

The table below shows more details regarding these previously announced transactions:

Pro-forma Numbers	Fixed Towers	Real Estate¹	Fixed Towers	Globe Net	Mobile Towers	Mobile Towers¹
Date of Signed Contract	Apr/13	Jul/13	Jul/13	Jul/13	Dec/13	Jun/14
Term of lease (years)	20 - 40	—	20 - 40	13	15	15
Quantity	4,226	1	2,113	—	2,007	1,641
Date of Closing	Aug/13	Sep/13	Nov/13	Dec/13	Mar/14	—
Transaction value (R$ billion)	1 .1	0 .2	0 .7	1.8	1.5	1.2
EBITDA impact of disposals (R$ billion)	n.m.	0 .2	n.m.	1 .5	1 .3	1 .0

1 -	Cash-in still pending

The chart above reflects the current view of management and is subject to various risks and uncertainties, including economic, regulatory and anti-trust factors. Any changes to these assumptions or factors may lead to actual results different from current expectations.

11/13/2014	24

Oi S.A. Consolidated

Income Statement - R$ million	3Q14	3Q13	2Q14
Net Operating Revenues	8,841.7	7,099.1	8,349.2
Operating Expenses	-5,838.3	-4,962.2	-6,064.3
Personnel	-970.9	-676.2	-905.6
Interconnection	-796.8	-906.8	-794.2
Third-Party Services	-2,038.3	-1,560.3	-1,841.2
Network Maintenance Service	-533.0	-580.2	-467.8
Handset Costs/Other (COGS)	-259.1	-95.6	-216.2
Marketing	-244.2	-117.6	-218.3
Rent and Insurance	-824.1	-566.2	-835.5
Provision for Contingencies	-135.6	-202.0	-210.5
Provision for Bad Debt	-156.8	-201.2	-190.8
Taxes and Other Revenues (Expenses)	-507.4	-229.1	-462.6
Other Operating Revenues (Expenses), net	628.0	173.0	78.4
EBITDA	3,003.5	2,136.9	2,285.0
Margin %	34.0%	30.1%	27.4%
Depreciation and Amortization	-1,701.2	-1,091.8	-1,417.7

EBIT	1,302.2	1,045.1	867.3

Financial Expenses	-1,627.5	-1,055.6	-1,640.2
Financial Income	389.5	237.5	399.2

Income Before Tax and Social Contribution	64.2	227.0	-373.8

Income Tax and Social Contribution	-59.2	-55.0	156.3
Net Income	5. 0	172. 0	- 217. 5
Margin %	0.1%	2.4%	-2.6%
Earnings attributed to the controlling shareholders	7.6	172.0	-220.9
Earnings attributed to the non-controlling shareholders	-2.7	0.0	3.4

Outstanding Shares Thousand (ex-treasury)	8,427,661	1,640,028	8,427,661
Earnings per share (R$)	0.0009	0.1049	-0.0262

11/13/2014	25

Oi S.A. Consolidated

Balance Sheet - R$ million	Sep-14	Sep-13	Jun-14
TOTAL ASSETS	107,802	68,711	107,832
Current	28,336	16,758	25,375

Cash and cash equivalents	3,354	3,130	5,531
Financial investments	257	386	268
Derivatives	415	161	123
Accounts Receivable	9,238	6,984	9,681
Inventories	769	416	787
Recoverable Taxes	1,045	719	825
Other Taxes	1,174	1,535	1,123
Assets in Escrow	1,086	1,382	1,112
Held-for-sale Assets	6,415	0	0
Non-Current Assets for Sale	0	858	0
Other Current Assets	4,583	1,188	5,924

Non-Current Assets	79,467	51,953	82,457

Long Term	23,731	23,416	26,742
.Recoverable and Deferred Taxes	8,085	8,676	8,114
.Other Taxes	776	969	779
.Financial investments	194	70	189
.Assets in Escrow	12,148	10,815	11,809
.Derivatives	2,036	1,427	1,343
.Financial Assets Available for Sale	0	901	4,003
.Held-for-sale Assets	119	61	119
.Other	374	497	387
Investments	288	178	299
Property Plant and Equipment	35,919	24,293	35,880
Intangible Assets	19,528	4,066	19,536

Balance Sheet - R$ million	Sep -14	Sep -13	Jun -14
TOTAL LIABILITIES	107,802	68,711	107,832
Current	20,022	16,249	21,448

Suppliers	6,339	3,976	6,460
Loans and Financing	5,067	4,545	6,819
Financial Instruments	469	731	599
Payroll and Related Accruals	992	690	927
Provisions	1,524	1,064	1,297
Pension Fund Provision	113	166	95
Payable Taxes	439	334	436
Other Taxes	1,676	2,188	1,733
Dividends Payable	186	689	235
Liabilities associated to held-for-sale assets	648	0	0
Authorizations and Concessions Payable	634	506	585
Other Accounts Payable	1,934	1,023	2,262

Non-Current Liabilities	61,695	42,140	60,319

Loans and Financing	48,459	30,186	46,127
Financial Instruments	61	179	149
Payable and Deferred Taxes	1	0	253
Other Taxes	863	2,515	1,536
Contingency Provisions	3,735	4,974	4,537
Pension Fund Provision	3,822	643	3,410
Outstanding authorizations	693	913	672
Other Accounts Payable	4,062	2,730	3,634

Shareholders’ Equity	26,085	10,322	26,066

Controlling Interest	24,606	10,322	24,646
Minority Interest	1,479	0	1,420

11/13/2014	26

Please note

The main tables in this Press Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.oi.com.br/ir).

Definitions of the terms used in the Press Release are available in the Glossary section of the Company’s website: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&conta=44&tipo=44334

11/13/2014	27

Receipt of New Proposal to Acquire PT Portugal’s Business

On November 12, 2014, Oi informed that, on November 11, 2014, it received a proposal for the purchase of certain assets (the “Target Assets”) of PT Portugal SGPS, S.A. (“PT Portugal”) from Apax Partners LLP (“Apax”) with Bain Capital LLP (“Bain Capital”), in the capacity of investment advisors to Apax VIII Fund and Bain Capital Funds, based on an enterprise value of €7.075 billion, excluding cash and debt.

The offer’s enterprise value considers an earn-out payment of €400 million related to future revenue generation as well as €400 million related to EBITDA generation. The final price is subject to customary adjustments used in the purchase and sale of companies.

The Target Assets do not include PT Portugal’s investments in Africa, debt of PT Portugal, or its investments in Rio Forte Investments S.A. (which are subject to an exchange agreement with Portugal Telecom, SGPS, S.A., subject to the approval of the CVM.

For further information, please access the Material Fact:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=205819

Decision by the Board of Directors of Oi Regarding the Terms of the Corporate Restructuring Involving Oi and PT

On November 10, 2014, Oi informed its shareholders and the market that, having learned of the release of a preliminary announcement relating to the launch of a tender offer (the “Tender Offer”) for the shares of the capital of Portugal Telecom, SGPS, S.A. (“PT SGPS”), which includes conditions that would result in alterations to terms of the restructuring and merging of the shareholder bases already underway (the “Transaction”), unanimously decided to reject any changes to the terms of the Transaction, thereby ratifying the decision of Oi’s Executive Board disclosed in a Material Fact today stating that they consider any changes to the definitive agreements entered into with PT SGPS on September 8, 2014, to be inappropriate.

As a result, Oi considers the Tender Offer unacceptable and confirms that it will not modify any corporate acts, definitive agreements or other instruments entered into in order to comply with the conditions stipulated in the Tender Offer.

Oi reiterates its commitment to its investors and the market to promote the migration of its shares to the Novo Mercado segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) through the merger of shares with Telemar Participações S.A.

11/13/2014	28

For further information, please access the Notice to the Market:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=205755

Receipt of Proposal to Acquire PT Portugal’s Business

On November 3, 2014, Oi informed its shareholders and the market that, on November 2, 2014, it received a proposal from Altice S.A. for the purchase of certain assets of PT Portugal SGPS, S.A. related to its activities (“Target Assets”) based on an enterprise value of €7.025 billion, excluding cash and debt.

The enterprise value considers an earn-out payment of €400 million related to future revenue generation as well as €400 million related to free operating cash flow. The final price is subject to customary adjustments used in the purchase and sale of companies.

The Target Assets do not include PT Portugal’s investments in Africatel GmbH & Co. KG and Timor Telecom S.A., debt of PT Portugal or its investments in Rio Forte Investments S.A. (which are subject to an exchange agreement with Portugal Telecom SGPS, S.A., subject to the approval of the Brazilian Securities Commission (Comissão de Valores Mobiliários-CVM)).

The proposal has already been sent to the Company’s board of directors, which will analyze and decide over its terms.

For further information, please access the Notice to the Market:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=205232

Reverse Split of Shares and ADSs of Oi S.A.

On October 15, 2014, Oi informed its shareholders and the market in general the Board of Directors’ approval of a proposal to be submitted to an extraordinary shareholders’ meeting that will take place on November 18, 2014, in order to vote on the reverse split of common shares and preferred shares of the Company, in a 10:1 ratio. As a result of which each lot of 10 shares of each class shall be grouped into one single share of that same class.

The Company’s common shares and preferred shares represented by American Depositary Shares (“ADSs”) that are traded on the New York Stock Exchange (“NYSE”) will also be grouped using the same ratio to be used for the common shares and the preferred shares in Brazil, as a result of which each ADSs will continue to represent one common share or preferred share, as the case may be.

11/13/2014	29

Once the reverse split has been approved by the shareholders’ meeting of the Company, there will be a 30-day period counted from the date of the publication of the notice to the shareholders to be published after such shareholders’ meeting, during which shareholders of common shares or preferred shares that may be interested in can adjust their shareholding position, by class, to obtain lots composed of multiples of 10 shares, by trading on the São Paulo Stock Exchange (BM&FBOVESPA - Bolsa de Valores, Mercadorias e Futuros) (“BM&FBOVESPA”), and maintain their position as shareholders of the Company with a at least one share after the reverse split is completed.

After the 30-day period is completed, any remaining fractions of shares resulting from the reverse split will be grouped in whole numbers and sold at auction on the BM&FBOVESPA, with the resulting proceeds from the sales of such fractions made available to the previous holders of such fractions after the financial settlement of the sales.

For further information, please access the Notice to the Market:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=201699

Resignation of CEO

On October 7, 2014, Oi announced that Mr. Zeinal Abedin Mahomed Bava resigned his position as Chief Executive Officer of the Company.

Pursuant to article 30-A of the Company’s by-laws, the Executive Officers designated Mr. Bayard De Paoli Gontijo to exercise the functions relating to the position of Chief Executive Officer, together with his functions as Chief Financial Officer and Investor Relations Officer, until the Board of Directors resolves upon the appointment of a replacement for the position of Chief Executive Officer.

For further information, please access the Notice to the Market:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=201408

Oi TV reaches the One-Million-Client Mark

On October 2, 2014, Oi communicated that reached in September 2014 the total of one million clients of its pay TV service. Additionally, last month the Company reached the mark of 100,000 installations of the Oi TV product.

For further information, please access the Notice to the Market:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=200954

11/13/2014	30

Participation of 700MHz Spectrum Auction

On September 23, 2014, Oi informed its shareholders and the market in general that it would not participate in the 700MHz spectrum auction held on September 30, 2014.

Oi already possesses a diversified spectrum portfolio to meet the growing demand for mobile data, which allows it to provide competitive voice and data services, in addition to extensive wi-fi and fixed line networks, which ensures an extensive reach of the Company’s operations in Brazil. In terms of 4G services, Oi has the 2.5GHz spectrum to serve its clients and meet its coverage obligations through 2017, and it may use 1.8GHz spectrum in the future.

Therefore, and after taking into account that the auctioned spectrum rights may only be fully utilized in 2019, the Company decided to maintain its strategy of investing in network structuring projects that meet its objectives of improving the quality of services and customer satisfaction in fixed and mobile access, as well as to make further investments to extend the coverage and capacity of its mobile network and to expand broadband and pay TV services, under a national multiproduct and convergence strategy.

For further information, please access the Notice to the Market:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=200646

Approval of preparatory measures for the sale of Africatel

On September 16, 2014, Oi Oi S.A. informed its shareholders and the market in general that the Board of Directors of Oi resolved to authorize the management of Oi to take the necessary measures for the sale of Oi’s holdings in Africatel Holdings B.V., representing 75% of the capital stock of Africatel, and/or its assets.

Oi will lead the sale process even though Oi believes that it is in the interest of both shareholders of Africatel to maximize the value of their investments that such sale is executed in a coordinated manner with Samba Luxco S.à.r.l, an affiliate of Helios Investors L.P., which holds the remaining 25% of the capital stock of Africatel. Oi is also committed to work with its local partners in each of the operating companies in which Africatel has invested to ensure a coordinated transition of ownership.

Notwithstanding the foregoing, Oi’s indirect subsidiary Africatel GmbH, which directly holds its investment in Africatel, received a letter from Samba Luxco on September 16, 2014, in which Samba Luxco purported to exercise its put option to sell its shares in Africatel pursuant to the shareholders’ agreement among the shareholders of Africatel. According to this notice, the put option was triggered by the indirect transfer of Africatel shares, previously held by Portugal Telecom SGPS S.A. (“PT SGPS”), to the Company as part of the capital increase the Company concluded in May.

For further information, please access the Notice to the Market:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=199947

11/13/2014	31

Oi remains in the DJSI

On September 11, 2014, Oi was included in the portfolio of the New York Stock Exchange’s (“NYSE”) Dow Jones Sustainability Index, which recognizes companies around the world with sustainability best practices, for the second consecutive year. This index is revised annually, based on questionnaires answered by companies and public information available in the companies’ annual reports and investor relations websites. Oi remains the only Brazilian telecommunications company to be listed in the Emerging Markets category of the Index.

Oi’s continued inclusion in the Index reflects its commitment to corporate governance and sustainability actions and strengthens the Company’s responsibility to improve its performance and results. The DJSI is one of the most important benchmarks for asset management institutions that rely on the Index when making investment decisions.

Oi has also been included in the São Paulo Stock Exchange’s (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA) Corporate Sustainability Index (ISE) since 2008, which demonstrates its commitment to social responsibility and the adoption of sustainable management practices. The Company has also been included in the BM&FBOVESPA’s Carbon Efficiency Index (ICO2) for the fourth consecutive year.

For further information, please access the Notice to the Market:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=199709

Alterations in the Management of Subsidiaries

On August 8, 2014, Oi S.A. informed that the general shareholders’ meeting of PT Portugal SGPS, S.A. elected Armando Almeida as the new Chairman of the Board of Directors, to replace Zeinal Abedin Mahomed Bava; Marco Norci Schroeder as the new Vice-Chairman of the Board of Directors; and Flavio Nicolay Guimarães and Eduardo Michalski as members of PT Portugal’s Board of Directors.

For further information, please access the Notice to the Market:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=198397

Approval of Terms of the Exchange of Credits for Shares of Oi/TmarPart and the Option for the Purchase of Shares in Treasury

On August 7, 2014, Oi announced that became aware that the Board of Directors of Portugal Telecom SGPS S.A. approved a call notice for a general shareholders’ meeting of PT SGPS to be held on September 8, 2014 to discuss the terms of the definitive agreements to be entered into by the Company and PT SGPS, within the scope of the business combination.

On September 8, 2014, Oi S.A. and Telemar Participações S.A. informed their shareholders and the market in general that the General Shareholders’ Meeting of Portugal Telecom SGPS S.A. and the Boards of Directors of Oi and TmarPart approved the terms and conditions of the definitive agreements related to the investments in commercial paper issued by Rio Forte Investments, S.A.

11/13/2014	32

The definitive agreements were signed among Oi, TmarPart and PT SGPS and provide for an exchange (the “Exchange”) in which Portugal Telecom International Finance B.V. (“PT Finance”) and PT Portugal SGPS S.A. will transfer the Commercial Paper to PT SGPS in exchange for common and preferred shares of Oi held by PT SGPS, and the Oi Subsidiaries will grant PT SGPS an option to purchase shares of Oi, which will occur in accordance with the terms already disclosed to the market through the Material Fact of July 28. Given the approval of the Definitive Agreements by the General Meeting of PT SGPS and the Boards of Directors of Oi and TmarPart, the implementation of the Exchange and of the Option will be subject only to the response of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) to the consultation presented by the Companies with respect to these transactions.

The signing of the Definitive Agreements will enable the continuation of the combination of the businesses of Oi and PT SGPS, which will have as the next step the migration of TmarPart to the Novo Mercado of the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA), through the merger of shares between Oi and TmarPart.

For further information, please access the Notice to the Market:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=199562

Moody’s Rating

On August 29, Oi S.A. disclosed to its shareholders and the market in general that Moody’s announced its revision of the credit rating attributed to the Company, downgrading the long-term global scale credit rating to Ba1 from Baa3 and the long-term domestic scale credit rating to Aa2 from Aa1. The outlook is negative.

For further information, please access the Notice to the Market:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=199315

Engagement of Banco BTG Pactual S.A. to act as agent (comissário) to review alternatives for the acquisition of the shares of TIM

On August 26, 2014, Oi published a Material Fact to announce the engagement of Banco BTG Pactual S.A. to act as agent (comissário), pursuant to article 693 of the Brazilian Civil Code, in its own name and on behalf of Oi, to review alternatives with the purpose of enabling a viable proposal for the acquisition of the shares of TIM Participações S.A. indirectly held by Telecom Italia SpA, in compliance with the rules and restrictions provided in law and regulations and decisions issued by the Brazilian National Telecommunications Agency and the Brazilian Administrative Council for Economic Defense, in addition to other applicable regulations.

11/13/2014	33

Oi will keep its shareholders and the market informed of any material events related to the topics discussed in this Material Fact.

For further information, please access the Notice to the Market:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=199235

11/13/2014	34

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	TmarPart	TmarPart Shareholders (2)	PT SGPS	Free-Float
Common	2,861,553,199	84,250,695	290,549,788	202,225,872	1,045,803,934	1,238,722,910
Preferred	5,723,166,916	72,808,076	18,289,917	677,287,619	1,720,252,731	3,234,528,573
Total	8,584,720,115	157,058,771	308,839,705	879,513,491	2,766,056,665	4,473,251,483

Note:	(1)	Shareholding position as of September 30, 2014.
	(2)	AG Telecom, Andrade Gutierrez, BNDES, Bratel, Funcef, La Fonte Telecom, LF TEL, Petros and Previ.

11/13/2014	35

Portuguese

Date:	Thursday, November 13, 2014 12:00 p.m. (Brasília) / 09:00 a.m. (NY) / 2:00 p.m. (Portugal / UK)

Access:	Phone:	+55 (11) 3127-4971 +55 (11) 3728-5971

	Code:	Oi

	Replay:	+55 (11) 3127-4999 Available until 11/20/2014 Code: 17710627

Webcast:	Click here

English

Date:	Thursday, November 13, 2014 10:00 a.m. (Brasília) / 07:00 a.m. (NY) / 12:00 p.m. (Portugal / UK)

Access:	Phone:	1-877-317-6776 (USA) 1-412-317-6776 (other countries)

	Code:	Oi

	Replay:	1-877-344-7529 (USA) 1-412-317-0088 (other countries) Available until 11/20/2014 Code: 10054473

Webcast:	Click here

11/13/2014	36

This report includes consolidated financial and operating data for Oi S.A. and its direct and indirect subsidiaries as of September 30, 2014. In compliance with CVM instructions, the data are presented in accordance with international financial reporting standards (IFRS).

Following the capital raise concluded on May 5, 2014, PT Portugal SGPS, S.A. (“PT Portugal”) became a wholly-owned subsidiary of Oi S.A. The earnings presented herein represent Oi S.A. consolidated financial information for the period ended September 30, 2014, which includes PT Portugal. Therefore, in order to provide a clearer understanding of the Company’s performance, we have prepared pro-forma consolidated figures for operational indicators, revenues, costs and expenses (EBITDA), depreciation/amortization and investments, as if this consolidation had taken place on March 1, 2013.

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period in the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements. Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

11/13/2014	37

Oi – Investor Relations

Marcelo Ferreira Cristiano Grangeiro	55 (21) 3131-1314 55 (21) 3131-1629	marcelo.asferreira@oi.net.br cristiano.grangeiro@oi.net.br

Rodrigo Faria	55 (21) 3131-1316	rodrigo.faria@oi.net.br

11/13/2014	38

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name: Bayard De Paoli Gontijo
Title: Chief Financial Officer